Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	30282-1 / D/WLM/837881.1

March 30, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 7010

Washington, DC 20549-7010

Attention:	H. Roger Schwall

Assistant Director

Dear Mr. Schwall:

Re: Cascade Energy, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form SB-2 Filed February 22, 2006 Your File No. 333-130984

                Thank you for your letter of March 24, 2006 with your comments on the Company's Registration Statement on Form SB-2, filed February 22, 2006. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	The Company is registering 90,000,000 shares of common stock due to its contractual obligation under the Registration Rights Agreement with the selling securityholders to register that amount.
2.

Please note that certain “January” dates were inadvertently changed to “February” dates. This included the reference to the closing date of the second tranche. The correct date of the closing was January 10, 2006, as indicated in the initial registration statement filed.

3.

The Convertible Debenture document for second tranche of the debenture financing has been filed as an exhibit to the Amended Registration Statement. No other amendments were made to any of the other transaction documents that have been filed. Please note

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that the amendment to the registration rights agreement was an informal agreement between the parties to extend the initial filing deadline. This fact has been clarified in the Amended Registration Statement.

Selling Securityholders, page 21

4.

The Company confirms that the only compensation provided to H.C. Wainwright & Co., Inc. and 1st SB Partners Ltd. was the issuance of the warrants indicated. The Amended Registration Statement has been revised accordingly.

Closing Comments

Please find enclosed both clean and a black-lined version (four copies) of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on February 22, 2006 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/mll

cc:	Cascade Energy, Inc.